EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Herbalife Ltd. (formerly WH Holdings (Cayman Islands) Ltd.):
We consent to the use of our report dated March 14, 2005, with respect to the consolidated balance sheets of Herbalife Ltd. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.
/s/ KPMG LLP
Los Angeles, California
November 22, 2005